Press Release	Source: Gamma Pharmaceuticals Inc.

Gamma Pharmaceuticals to Exhibit at Leading Chinese Products Expo

Wednesday July 16, 8:30 am ET

Company to Showcase Nutritional Supplements to More Than 30,000 Industry Professionals

LAS VEGAS--(BUSINESS WIRE)--Gamma Pharmaceuticals Inc. (OTCBB:GMPM) announced today that it will exhibit its nutritional supplements at the 8th Annual Fashion Baby Maternal-Infant-Children Products Expo (the “Expo”) in China from July 17-19th in Shanghai, China. The Expo is the largest exhibition of maternal/infant/children’s products in Asia. Gamma will have the opportunity to showcase its children’s supplement products to over 30,000 professional visitors, including major distributors, retailers, chain store buyers and media from all major cities of China.

Gamma’s Brilliant Choice™ range of children’s supplement will be showcased. The range includes children’s multivitamins, calcium, immune boosters and fiber gelibite™ supplements.

“We are pleased to have been invited to exhibit at this prestigious exhibition,” said Mr. Hao Zhang, Chief Marketing Officer, who is overseeing Gamma’s participation in the event. “We expect to add at least three new distributors as a result of our participation, as well as gain exposure to many of the key decision-makers that can help expand the reach for our products. With an estimated 22 million new babies born each year in China, the opportunity to sell our great-tasting, quality nutritional supplements is substantial.”

Gamma Pharmaceuticals Inc. is a marketing and product formulation company focused on developing, marketing, and selling innovative product lines of nutritional supplements, personal care products and OTC pharmaceutical products in Greater China (China, Hong Kong & Taiwan) and the United States. Gamma’s product formulations, based on its proprietary “Gel Delivery Technology” (Gel Delivery Technology Gamma®) are marketed and sold in categories growing at 60% per year and generally described as “wellness products.” Gamma offers consumers one of the industry’s only full suite of gel product forms, including solid gels, liquid gels, crystal gels and gel strips. Gamma’s leading position in gel technologies enables the Company to profit from consumer preferences which are moving away from pills and capsules and towards new and more effective gel product forms. Gamma presents consumers with a choice that offers a more pleasant experience with convenient, great tasting and fast acting product forms.

Gamma master brands include: Brilliant Choice™, Savvy Choice™ Vitamins, Nutritional Supplements and Immune Boosters; iceDROP® Instant Hand Sanitizer™ (Beijing); Jugular® Energy – “Go for the Jugular®” is Gamma’s master brand for the youth market. Gamma has developed and is refining formulations for Diabetes Type II/Pre-Diabetes, Stress Reduction, Cognition, Well being, Menopause Symptoms, and Personal Care Products. Gamma also develops and manufactures house brands for major retailers. At this time Gamma is holding licenses for 9 SKUs in China.

Gamma targets consumers in the fast growing Greater China and U.S. wellness and healthcare markets (LOHAS) and the youth energy products market with Gel products. Primary channels are retail pharmacies, supermarkets, club stores and other big box outlets, as well as the U.S. Military. Secondary channels are Internet and direct selling. Gamma uses third party distributors or sells direct to retail.

Forward-Looking Statements: This news release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are subject to certain risks and uncertainties, and actual circumstances, events or results may differ materially from those projected in such forward-looking statements. The Company cautions readers not to place undue reliance on any forward-looking statements. The Company does not undertake, and specifically disclaims any obligation, to update or revise such statements to reflect new circumstances or unanticipated events as they occur.

Contact:
Gamma Pharmaceuticals Inc.
Peter Cunningham or Joe Cunningham, 702-989-5262

Source: Gamma Pharmaceuticals Inc.